September 19, 2012

VIA EMAIL

Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	USA Mobility, Inc.

Form 10-K for the Year Ended December 31, 2011

Filed February 23, 2012

File No. 001-32358

Dear Mr. Spirgel:

USA Mobility, Inc. (“USMO” or the “Company”) acknowledges receipt of the Staff’s letter, dated August 29, 2012, with respect to the above-referenced Annual Report on Form 10-K. The Staff’s comments are set forth below in bold, followed by the Company’s response to each comment. In connection with the Company’s response to each comment the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the United States Securities and Exchange Commission (the “Commission”);

•	Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Commission staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Comment

Overview, page 23

Wireless Operations, page 23

Software Operations, page 25

1.	We note your disclosure on page 11 that both your “wireless and software operations have a valuable presence in the healthcare market.” In particular, the healthcare market has accounted for a majority of your paging revenue and Wireless subscriber base. Please revise your disclosures to address the continuing significance of the healthcare market in your business and any emerging trends in your other markets. In this regard, we note your disclosures on pages 11 and 16.

Response

In order to address the significance of healthcare and other market segments in our business, we will add the following language in the Overview section of our Management’s Discussion and Analysis (“MD&A”) prior to the Wireless Operations and Software Operations sections. We will add this language (or similar language) in our future quarterly reports on Form 10-Q and annual reports on Form 10-K.

“We focus most our efforts on several core market segments including healthcare, government and large enterprise. The key market segments for the wireless operations include healthcare, government and large enterprise, while the software operations also have a presence in hospitality, in addition to these three segments. For the wireless operations, the government business has been trending downward over the last several years as state and local governments have been struggling with budget constraints. At the same time, our wireless (paging) services tend to be a reliable and low cost communication alternative when budgets are constrained and therefore paging services can be positioned well against other communication tools. Large enterprise customers have been trending away from paging to cell/smart phones for a number of years and we expect that trend to continue in future years. Our software operations leverage these trends with more advanced critical messaging offerings for smart phones and more advanced unified communication tools. The trend toward more advanced/smart communications devices has been ongoing in large enterprise and is emerging in healthcare, government and hospitality.”

In addition, to illustrate the trends in these market segments on our business we will add the following disclosure in the Wireless Operations section of our MD&A in our future quarterly reports on Form 10-Q and annual reports on Form 10-K. This information will be updated at each period end.

“As noted above our key market segments are healthcare, government and large enterprise. The following indicates the revenue and percentage of our units in service by key market segments for the periods stated and illustrates the relative significance of these market segments to our operations.

	Wireless Operations Revenue As of December 31,
Market Segment	2011	% of Total	2010	% of Total	2009	% of Total
	(Dollars in Thousands)
Healthcare	$111,950	56.1%	$118,064	50.6%	$128,844	44.5%
Government	19,961	10.0%	25,153	10.8%	33,455	11.5%
Large Enterprise	25,721	12.9%	34,423	14.8%	47,372	16.3%
Other	31,139	15.5%	40,857	17.5%	59,584	20.6%

Total Direct	188,771	94.5%	218,497	93.7%	269,255	92.9%
Total Indirect	10,930	5.5%	14,757	6.3%	20,451	7.1%

Total	$199,701	100.0%	$233,254	100.0%	$289,706	100.0%

	Units-in-Service Percentage of Total As of December 31,
Market Segment	2011	2010	2009
Healthcare	62.6%	58.3%	53.2%
Government	11.9%	13.5%	14.9%
Large Enterprise	9.5%	10.1%	11.4%
Other	9.2%	10.8%	12.8%

Total Direct	93.2%	92.7%	92.3%
Total Indirect	6.8%	7.3%	7.7%

Total	100.0%	100.0%	100.0%

We will insert the following additional disclosure regarding market segments in the Software Operations section of our MD&A in our future quarterly reports on Form 10-Q and annual reports on Form 10-K.

“As noted above our software operations focus primarily on the healthcare, government and large enterprise market segments. Hospitality, which is an emerging segment and is included in the other market segment, was immaterial to our operations in 2011. The relative importance of these market segments to our operations is identified below:

	Software Operations Revenue(1)
	As of December 31, 2011
Market Segment	(Dollars in Thousands)	% of Total
Healthcare	$27,249	63.1%
Government	3,946	9.1%
Large Enterprise	2,436	5.6%
Other(2)	2,643	6.2%

Total Direct	$36,274	84.0%
Total Indirect	6,932	16.0%

Total	$43,206	100.0%

(1)

Revenue reflects results from March 3, 2011 (the acquisition date) to December 31, 2011. Revenue is net of maintenance revenue reduction of $6.1 million required by acquisition accounting to reflect fair value.

(2)	Other includes hospitality, resort and billable travel revenue.

Comment

Application of Critical Accounting Policies

Income Taxes, page 48

2.	We note in the paragraph bridging pages 48 and 49 you cite certain recent positive developments as a basis for concluding an additional amount of your deferred income tax assets were recoverable in 2011 “considering the more likely than not standard.” In light of the company’s three consecutive years of taxable income and the developments cited in your disclosure, it is unclear why you did not consider the entire balance of your deferred tax assets fully recoverable in 2011. Please advise us and expand your disclosure here and within your income tax footnote to disclose the specific negative evidence identified by management that outweighed the positive evidence, when concluding that it is more likely that a portion of the deferred tax assets would not be realized.

Response

As of December 31, 2011, our total gross deferred tax assets before tax was $467.2 million and after tax our total deferred tax assets before the valuation allowance was $176.0 million. Our reasons for not considering the entire balance of our deferred tax assets fully recoverable in 2011 relate to the following negative trends:

USA Mobility Inc. is a leading provider of reliable and affordable paging/wireless communications solutions. This service is focused on one-way and two-way wireless messaging services employing digital networks. The US paging industry continues to contract due to technology migration to “broadband”/voice/wireless services and other forms of wireless message delivery. The continuing trend of wireless subscriber erosion as indicated in the following graph documents a decline of 290,000 units in service from December 31, 2010 to June 30, 2012.

Many of our paging customers are converting to smart phones, due to a variety of reasons. This trend has a dramatic effect on our forecasted future revenues and taxable income. We believe that the negative trend demonstrates significant negative evidence that out-weights the positive evidence from cumulative income over the last three years.

During the fourth quarter of each year, we reassess our business for purposes of updating our five year long range plan. This update assesses our industry, our revenue trends, sales productivity, pricing capabilities, network rationalization plans and operating expense management among other factors. Our estimate of the recoverable deferred tax assets is based on an analysis of forecasted taxable income (using the five year long range plan) which considers the significant negative subscriber trends. On a quarterly basis, we reassess our business and update our current year forecast of taxable income, if necessary, to reflect current trends and changes to operations.

Starting in 2011 we prepared our long range plan to include both our wireless business and the software business of Amcom Software, Inc. and subsidiary (“Amcom”) acquired on March 3, 2011. Our software operations offer a focused suite of unified communications solutions that focus on call center operations, emergency management, mobile event notification, and messaging. During 2011, the software operations accounted for approximately 17.8% of our total revenue, net of purchase accounting adjustments to maintenance revenue. Since our 2011 acquisition of Amcom, the economy has continued in a state of stagnation and uncertainty regarding employment levels, capital funding, future tax policy and other factors. These factors contribute to customers decisions to defer purchases of new software systems.

We considered all positive and negative evidence available at the time to determine the amount of the Company’s total deferred tax assets that would be recognizable in the future on a more likely than not basis. Our evidence, both positive and negative, is summarized below:

•	Future reversals of existing taxable temporary differences: We considered all future reversals which are included in the five year taxable income forecast.

•	Taxable income in prior year carryback tax periods: All carryback opportunities have been exhausted to date.

•

Unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in the future. The Company’s subscriber erosion described above demonstrates significant negative evidence against the Company’s forecasted future taxable income.

•

Future taxable income: We forecast future taxable income through the next five years utilizing the Company’s five year long range plan which considers the impacts of the Company’s decreasing subscriber base.

•	Tax planning strategies, as necessary, to realize future tax assets. No planning ideas have been identified to date that would have a material impact on the realization of the deferred tax asset.

Given the declining nature of our wireless business, we believe that the five year forecast of taxable income demonstrates on a more likely than not basis the amount of net deferred tax assets that is recognizable in the future. Due to the nature of the wireless business and potential changes in technology it is not feasible to forecast revenues and taxable income beyond five years.

Our future disclosures will include an expanded discussion of negative evidence that precludes us from considering the entire balance of deferred tax assets recoverable. The proposed additional disclosure in our future quarterly reports on Form 10-Q and annual reports on Form 10-K will be substantially as follows. We will adjust such language as future facts and circumstances warrant.

“We consider both positive and negative evidence when evaluating the recoverability of our deferred tax assets. During the fourth quarter of each year, we prepare a five year forecast of taxable income for our wireless and software segments. The wireless segment has been in a steady state of decline as subscribers switch to other solutions. The software industry has been impacted by the economic slowdown of the past several years resulting in customers deferring purchases. The wireless and software forecasts of taxable income for the next five years are not sufficient to result in the full realization of our deferred tax assets.”

Comment

Changes in Internal Control Over Financial Reporting, page 51

3.	We note your disclosure that as a result of your acquisition of Amcom on March 3, 2011, internal control over financial reporting, subsequent to the date of acquisition, includes certain additional internal controls relating to Amcom. Tell us the nature of such additional internal controls or clarify if such additional internal controls have not materially affected, or are not reasonably likely to materially affect your internal control over financial reporting.

Response

The Company tested the internal control system of USA Mobility, Inc. and Amcom Software, Inc. (“Amcom” and collectively, the “Company”) as of December 31, 2011, in relation to criteria for effective internal control over financial reporting described in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of our acquisition of Amcom on March 3, 2011, we tested additional controls relating to revenue recognition for software revenue to ensure internal control over financial reporting were effective for our software operations. The additional controls tested related to the following major processes for software revenue recognition:

•	Contract and customer setup are accurate pursuant to agreed upon terms.

•	Shipped goods are invoiced and contract fulfillment is agreed to sales order to ensure revenue is recognized accurately and in the correct period.

•	Maintenance billing is accurate and revenue is recognized in the correct period.

•	Cash receipts are recorded and applied to the correct customer accounts.

•

Allocation of revenue is correct to each element of a software related multiple-element arrangement, specifically vendor-specific objective evidence (“VSOE”) for the undelivered element (post contract support revenue).

These additional internal controls relating to software revenue recognition have materially affected our internal control over financial reporting since revenue for our software segment represented approximately 17.8% of our consolidated revenue for the year ended December 31, 2011, net of purchase accounting adjustments to maintenance revenue. Other major business areas within our software segment such as payroll, accounts payable, purchasing, treasury, information technology and financial reporting were integrated with wireless operations internal control testing. Based on our documentation and testing, we concluded that such controls were designed and operated effectively as of December 31, 2011.

Comment

Revenue Recognition, page F-11

4.	With respect to your policy for recognizing revenue for multiple-element arrangements, please clarify your policy disclosure and tell us why you allocate the residual contract fee to the software license. Specifically address whether there is vendor specific evidence of fair value of the software license in these arrangements. Also, please include in your response references to the accounting literature that supports your policy.

Response

Background

We often enter into arrangements with customers that purchase both software related products and software related services from us at the same time, or within close proximity of one another. Such software related multiple-element arrangements include the sale of our software products, professional services (consulting and training) prior to completion of installation, equipment (to be used in conjunction with the software), and post-contract support (on-going maintenance). We defer the recognition of revenue on software, hardware/equipment and professional services/installation until the solution is installed and functional in the customer’s environment. The only undelivered element at the time installation is complete is maintenance and support services (“post contract support” or “PCS”). We do not have VSOE for our software license but have established VSOE of PCS based upon historical evidence of customers renewing such PCS services using the substantive renewal method. In order to provide VSOE for PCS, we perform a semi-annual review of initial maintenance billings and subsequent annual renewal billings. We believe fair value of maintenance and technical support is evidenced at the time of renewal, when the maintenance is purchased separately from the original sale of the solution.

As such, we use the residual method and defer revenue on PCS services over the contract period and as previously discussed, recognize the remainder of the arrangement fee or the delivered elements upon completion of the installation services.

Accounting Discussion

We recognize revenue for our software operations in accordance with Accounting Standards Codification (“ASC”) 985-605-25, Software Revenue Recognition. We recognize revenue for multiple-element arrangements at the point in time when the solution is installed and functional in the customer’s environment in accordance with ASC 985-605-25-10(e) and defer the maintenance revenue over the contract period based on VSOE of PCS in accordance with ASC 985-605-25-67. In our software related multiple-element arrangements, there is no VSOE of the software license but we have established VSOE of PCS, the only undelivered element. Our software related multiple-element arrangements meet the criteria under ASC 985-605-25-11 which requires revenue recognition based on the residual method only if all revenue recognition criteria are met pursuant to ASC 985-605-25 and the fair value of all the undelivered elements is less than the contract fee. Since we defer the recognition of revenue on our software, hardware/equipment and professional services/installation until the solution is installed and functional in the customer’s environment and the only undelivered element at the time installation is complete is maintenance and support services (“post contract support” or “PCS”) which is less than the contract fee, the residual method is appropriate. We allocate revenue to each element of a software related multiple-element arrangement including PCS based upon VSOE of the post contract services, and any remaining contract fee to software license pursuant to ASC 985-605-25-10(e).

Comment

Interconnection Commitments, page F-33

5.	We note your disclosure that if the transit traffic issues are not ultimately decided through settlement negotiations or via the FCC in your favor, you may be required to pay past due contested traffic charges not addressed by existing agreements or offset against payments due from local exchange carriers and may also be assessed interest and late charges for amounts withheld. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50-2.

Response

During 2012 we undertook an examination of our interconnection agreements. Based on this examination and the consideration of any billing disputes involving the Company and local exchange carriers, it was determined that a single dispute involving approximately $1,000 in contested service fees exists. As a result, we have concluded that our interconnection commitments do not give rise to any material liability risks, and we plan to adjust our disclosures in our future quarterly reports on Form 10-Q and annual reports on Form 10-K, accordingly.

We will make the following disclosure in our quarterly report on Form 10-Q for the quarter ended September 30, 2012. We will exclude any disclosure related to interconnection agreements in our annual report on Form 10-K for the year ending December 31, 2012 as any exposure for past amounts is now deemed immaterial.

“A series of decisions by the Federal Communications Commission (“FCC”) and related amendments to interconnection agreements with local exchange carriers (“LECs”) have largely resolved the uncertainty and liability exposure once faced by the Company. Specifically, FCC rules now make clear that we are not required to pay reciprocal compensation or switched access charges to LECs. Although we are required under certain interconnection agreements to pay “transit charges” – i.e., charges for telecommunications traffic that originates on a third-party carrier’s network and traverses the network of a LEC with which we interconnect – we pay immaterial amounts for such transit services and make the required payments as billed in the ordinary course of business. We have only one live billing dispute with a LEC relating to transit charges, and the amount in dispute is immaterial. As a result, any reasonably possible liability to which we are exposed as a result of outstanding charges for transit service (including service charges and late fees) is not material.”

Comment

18. Quarterly Financial Results (Unaudited), page F-38

6.	Tell us the nature of the significant difference between operating income and net income during the fourth quarter of 2010.

Response

The difference between operating income and net income during the fourth quarter of 2010 is summarized below:

Fourth Quarter 2010
(Dollars in Thousands)
Operating income	$12,668
Other income, net	230

Income before income tax benefit	12,898
Income tax benefit	27,642

Net income	$40,540

The significant difference between operating income and net income during the fourth quarter of 2010 was mainly due to the income tax benefit of $27.7 million resulting from the reduction of the deferred tax asset valuation allowance.

During the fourth quarter of each year, we reassess our business for purposes of updating our five year long range plan. This update assesses our industry, our revenue trends, sales productivity, pricing capabilities, network rationalization plans and operating expense management among other factors. During 2010, the decline in revenue and subscribers was less than management’s earlier expectations. We considered this trend in our five year long range plan (for the years 2011 through 2015) and concluded that an additional amount of our deferred tax assets was more likely than not recoverable. Based upon the five year forecast of taxable income for these periods, we reduced the valuation allowance in the fourth quarter of 2010 by $32.9 million, partially offset by a decrease of deferred tax assets of $5.2 million. This resulted in a total income tax benefit during the fourth quarter of 2010 of $27.7 million. See Note 5, Income Taxes, of the Annual Report on Form 10-K for the year ended December 31, 2010 for more information.

The Company welcomes the opportunity to discuss its responses with you and any other members of the Commission staff. Please feel free to contact me at 703-269-6908 should you wish to discuss our responses in more detail.

Sincerely,

Shawn E. Endsley

Chief Financial Officer and Chief Accounting Officer

cc:	Robert S. Littlepage, Securities and Exchange Commission

Kathryn Jacobson, Securities and Exchange Commission

Vincent D. Kelly, President and Chief Executive Officer

Sharon Woods Keisling, Corporate Secretary

William P. O’Neill, Latham & Watkins LLP

Tony Ricciardella, Grant Thornton LLP